Trinity Mirror plc

12g3-2(b)

27th November 2007

07028505

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Claire Harrison

Encs.

PROCESSED
DEC 1 2 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 5 2007
WASH, DC
105

END

One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000 F: 020 7293 3405
www.trinitymirror.com
Registered No. 82548 England & Wales